UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Garnier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 16th Floor
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolas d'Halluin (212) 337-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas d'Halluin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Nicolas d'Halluin, President

Title

Notary Public

AMBER T MORALES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6365062
Qualified in New York County
My Commission Expires 09-25-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYAN GARNIER SECURITIES, LLC

FINANCIAL STATEMENTS and REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

Bryan Garnier Securities, LLC.

TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Bryan Garnier Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2020, the related statements of income, changes in members' equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on Bryan Garnier Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bryan Garnier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Bryan Garnier Securities, LLC's financial statements. The supplemental information is the responsibility of Bryan Garnier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bryan Garnier Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

March 31, 2021

Bryan Garnier Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash in Bank	$	780,702
Commission Receivable		25,926
Other Receivable		1,677,007
Fixed Assets - Net		8,995
Other Assets		61,395
Prepaid Expense		8,110
Right of Use Asset		691,543
Total Assets	$	3,253,678

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	783,472
Due to Related Entity		140,000
Long Term Lease Liability		742,320
Total Liabilities		1,665,792
Liabilities Subordinated to claims of General Creditors		575,000
Members Equity		1,012,886
Total Liabilities and Members Equity	$	3,253,678

See notes to financial statements

Bryan Garnier Securities, LLC
STATEMENT OF INCOME
Year ended December 31, 2020

Income		
Commission Income	$	174,775
Research Income		334,275
Investment Banking Services		1,872,070
Rental Income		135,850
Fee Income		1,495,127
Interest Income		139
Total Income	$	4,012,236
Operating Expenses:		
Salaries	$	1,879,798
Payroll Taxes		83,378
Professional Fees		37,172
Regulatory Fees		15,730
Market Data		74,184
Rent		431,886
Pension Expense		51,891
Consulting		125,631
Travel & Entertainment		101,757
Clearing Costs		20,907
Insurance		306,007
Business Taxes		26,937
Depreciation		1,791
Office Expense		75,955
Bank Charges		2,218
Interest Expense		9,655
Education and Training		33,323
Other Expenses		950
Total Expenses	$	3,279,170
Net Income (Loss)	$	733,066

See notes to financial statements

Bryan Garnier Securities, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

For the Year Ended December 31, 2020

Balance, January 1, 2020	$	279,820
Net Income (Loss)		733,066
Balance, December 31, 2020	$	1,012,886

Bryan Garnier Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net Income (loss)	$	733,066
Non Cash Expenses Depreciation		1,791
		734,857
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in Due To Related Entity		140,000
Decrease in Due From Related Entity		336,558
Decrease in Prepaid Assets		665
Increase in Accounts Payable		723,167
Increase in Long Term Lease Liability		742,320
Increase in Other Assets		(3,489)
Increase in Commission Receivable		(18,737)
Increase in Other Receivables		(1,674,207)
Increase in Right of Use Asset		(691,543)
Cash flows from investing activities		289,591
Purchase of Fixed Assets		(8,453)
Net increase in cash during the year		281,138
Cash, beginning of year		499,564
Cash, end of year	$	780,702

Supplemental disclosures of cash flow information		
Cash paid during the year for Interest	$	9,655
Income Tax Payments		437

Bryan Garnier Securities , LLC

Statement of Changes in Subordinated Loan

For the Year Ended December 31, 2020

Balance as of January 1, 2020	$	575,000
Subordinated Loan Additions		-
Subordinated Loan Withdrawals		-
Balance as of December 31, 2020	$	575,000

See notes to financial statements

NOTE 1 Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company's sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under sale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC ") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SiPC"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax has been accrued. As of December 31, 2020, the company's federal and state tax returns generally remain open for the last three years.

NOTE 4 Revenue Recognition

The following are a description of the Company's revenue sources:

Brokerage Commissions:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research Services:

The Company engages in the distribution of research prepared by the Company's affiliates and distributed by the Company or its affiliates to institutional clients. Research services meets the requirements of a contract. Although there is no formal contract, the customer and Company agree via word of mouth and through performance of the obligations (step 1). The contract contains only one revenue obligation, which is the agreed upon research to be performed (step 2). The revenue price for research services is variable and the amount of consideration is highly susceptible to factors outside of the Company's influence. There is uncertainty about the amount of consideration and when it will be resolved. Historically, there are research services contracts that are consistent period over period and are readily estimable while other research services contracts are not estimable. These contracts have a large number and broad range of possible consideration amounts (step 3). Contracts that are readily estimable are recognizable over the period of time in which the services were performed. These research contracts are generally performed in short periods of time (i.e., by month or quarterly rather than annually) For contracts that are not estimable, the revenue is recognizable at a specific point in time when the price becomes available (step 4 and 5).

Investment Banking Services:

The Company engages in providing private placement and advisory services. Investment banking fees are recorded on a trade date basis and advisory fees are recognized at the time services are earned. The Company may be engaged as a finder in connection with capital funding engagements where introduction and success fees are earned at the time services are rendered and following the satisfactory funding of each investment opportunity in accordance with the completion of the terms of each capital raising opportunity. The Company had open contracts at the end of the year related to Investment Banking Services. As of December 31, 2020, the Company had a receivable for Investment Banking Services in the amount of $1,551,070.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker. There are no other commitments or contingencies as of December 31, 2020.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2020, the Company's net capital was $662,379 and therefore was 412,379 in excess of the required minimum.

NOTE 8 – Related Party Transactions

The Company has an agreement with their parent company, Bryan Garnier & Co Ltd, to be reimbursed for its operating costs plus a mark-up of 10% and an agreement with Bryan, Garnier & Co AB to be reimbursed for all income and operating costs associated with transactions pertaining to the Nordic operation. During 2020 the Company recognized $1,177,912 and $297,515 respectively from these agreements. The Agreement included the following costs of the firm: support, brokerage, research, marketing and private placement services.

At December 31, 2020 the firm had a Due to Related entity balance in the amount of $140,000 for expenses paid on behalf of the Company on the Statement of Financial Condition.

NOTE 9 – Operating Leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has an operating lease with an imputed annual interest rate of 3.0%. The terms of the lease are 49 months commencing on August 1, 2020 and ending on August 31, 2024. The lease requires the company to maintain a security deposit of approximately $55,500. The lease also provides for abatement of five month's rent over the term of the long-term lease in the monthly amount of $ 18,718 for months 1st, 2nd, 3rd, 13th. 14th. The Company recorded a right-of-use asset of approximately $770,000 and a corresponding lease liability of approximately $770,000 on the Company's Statement of Financial Condition at inception. As of December 31, 2020, The Statement of Financial Condition reflected balances in the Right of Use asset of $691,543 and the Long-Term Lease Liability of $742,320.

NOTE 10 - Liabilities subordinated to claims of General Creditors

In July 2019, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 12, 2022 and automatically renew each year unless terminated. While the subordinated loans bear interest at a rate of 5% per annum, interest expense has been waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid. There were no other changes to subordinated loans in 2020.

NOTE 11 – Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

BRYAN GARNIER SECURITIES, LLC

SCHEDULE I

UNIFORM NET CAPITAL RULE 15c3-1

YEAR ENDED DECEMBER 31, 2020

Members' Equity	$		1,012,886
Liabilities Subordinated to claims of General Creditors			575,000
Total Capital and allowable Subordinated Liabilities			1,587,886
Non allowable assets			
Other Receivable	$	847,007	
Net Fixed Assets		8,995	
Other Assets		61,395	
Prepaid expenses		8,110	925,507
Net capital	$		662,379
Aggregate indebtedness	$		974,249
Computation of basic net capital requirement			
Minimum net capital required	$		250,000
Minimum dollar net capital	$		250,000
Net capital requirement	$		250,000
Excess net capital	$		412,379
Percentage of debt to debt-equity total			36.2%
Percentage of aggregate indebtedness to net capital			147.1%

There were no differences between the Net Capital reported by the Company in Part IIA of the FOCUS report and these financial statements.

BRYAN GARNIER SECURITIES, LLC

SCHEDULE II

YEAR ENDED DECEMBER 31, 2020

Computation of - Determination of Reserve Requirements Pursuant to Rule 15c3-3

- Not applicable

Information for Possession or Control Requirements Under Rule 15c3-3

- Not applicable

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Bryan Garnier Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bryan Garnier Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryan Garnier Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and the Non-Covered Firm Provision and (2) Bryan Garnier Securities, LLC stated that Bryan Garnier Securities, LLC met the identified exemption provisions for the period ending December 31, 2020. Bryan Garnier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Garnier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provision) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 31, 2021

BRYAN, GARNIER SECURITIES LLC

Bryan, Garnier Securities LLC
750 Lexington Avenue - 16th Floor
New York, NY 10022
Tel.:1 212 337 7000
Fax:1 212 337 7002
Member of FINRA, SIPC

March 30, 2021

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 15c3-3 Exemption Report for Fiscal Year 2020

This is to certify that, to the best of my knowledge and belief:

Broker-Dealer, is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Broker-Dealer claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Broker-Dealer claimed an exemption as a Non-Covered Firm for providing Investment Banking services in the form of advisory fees charged and for revenues earned in connection with the dissemination of research. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Bryan Garnier Securities, LLC met the exemption provided above for the period ending December 31, 2020.

Thank You,

Nicolas d'Halluin
President

BRYAN, GARNIER & CO

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Bryan Garnier Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bryan Garnier Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Bryan Garnier Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Bryan Garnier Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bryan Garnier Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bryan Garnier Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 31, 2021

AMENDED

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*6*******344*******************ALL FOR AADC 100
68463 FINRA DEC
BRYAN GARNIER SECURITIES LLC
750 LEXINGTON AVE 16TH FL
NEW YORK, NY 10022-1200

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Zack 212-337-7000

2. A.	General Assessment (item 2e from page 2)	$ 5,987 ~~7,650~~
B.	Less payment made with SIPC-6 filed (exclude interest) 7/31/20 Date Paid	(1,644)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	4,343 ~~6,006~~
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,343 ~~6,006~~

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 6,006

H. Overpayment carried forward $(1,663 ~~0~~)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Garnier Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 17th day of February, 2021

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amended

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~5,121,166~~ 4,012,236
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,907
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 27	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	27
Total deductions	20,934
2d. SIPC Net Operating Revenues	$ ~~5,100,232~~ 3,991,302
2e. General Assessment @ .0015	$ ~~7,650~~ 5,987 (to page 1, line 2.A.)